UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

STONE ENERGY CORPORATION

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

861642106

(CUSIP NUMBER)

John F. Wombwell

Executive Vice President & General Counsel

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, Texas 77002

Tel. No.: (713) 579-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 861642106	13D

1			NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Plains Exploration & Production Company 33-0430755
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	[ ] [ X ]
3			SEC USE ONLY
4			SOURCE OF FUNDS (See Instructions) OO (See Item 3, below)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (See Items 3, 4 and 5, below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (See Items 3, 4 and 5, below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 3, 4 and 5, below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Items 3, 4 and 5, below)
14	TYPE OF REPORTING PERSON (See Instructions) CO

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This Amendment No. 1 amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission on May 3, 2006 by Plains Exploration & Production Company (the “Initial Schedule 13D”) relating to the common stock of Stone Energy Corporation. All capitalized terms used in this Amendment No. 1 have the same meaning as those set forth in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds

Item 3 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On June 22, 2006, Stone terminated the Merger Agreement. As a result of the termination of the Merger Agreement, the Voting Agreement, which Plains entered into with certain Stone stockholders listed on Schedule B of the Initial Schedule 13D, terminated in accordance with its terms, and Plains is longer deemed to beneficially own the Stone common stock as reported in the Initial Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of the Initial Schedule 13D is hereby amended and supplemented by reference to Item 3 in this Amendment No. 1, which is incorporated herein in its entirety.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As a result of the termination of the Merger Agreement and the Voting Agreement, Plains is no longer deemed to have the right to vote or direct the voting of, and is no longer deemed to be the beneficial owner of, the Shares that were subject to the Voting Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	July 11, 2006

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ John F. Wombwell
John F. Wombwell
Executive Vice President and General Counsel